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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LCC International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

501810 10 5

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 501810 10 5

1.	Name of Reporting Person: Rajendra Singh		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: Not applicable

		6.	Shared Voting Power: 7,493,961 shares of Class A Common Stock*

		7.	Sole Dispositive Power: Not applicable

		8.	Shared Dispositive Power: 7,493,961 shares of Class A Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,493,961 shares of Class A Common Stock*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 35.3%**

12.	Type of Reporting Person: IN

* Includes 6,568,874 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 82.9% of the combined voting power of the Class A and Class B Common Stock.

13G
CUSIP No. 501810 10 5

1.	Name of Reporting Person: Neera Singh		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: Not applicable

		6.	Shared Voting Power: 7,493,961 shares of Class A Common Stock*

		7.	Sole Dispositive Power: Not applicable

		8.	Shared Dispositive Power: 7,493,961 shares of Class A Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,493,961 shares of Class A Common Stock*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 35.3%**

12.	Type of Reporting Person: IN

* Includes 6,568,874 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 82.9% of the combined voting power of the Class A and Class B Common Stock.

13G
CUSIP No. 501810 10 5

1.	Name of Reporting Person: Cherrywood Holdings, Inc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Kansas, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: Not applicable

		6.	Shared Voting Power: 7,163,961 shares of Class A Common Stock*

		7.	Sole Dispositive Power: Not applicable

		8.	Shared Dispositive Power: 7,163,961 shares of Class A Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,163,961 shares of Class A Common Stock*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.2%**

12.	Type of Reporting Person: CO

* Includes 6,318,874 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 82.3% of the combined voting power of the Class A and Class B Common Stock.

13G
CUSIP No. 501810 10 5

1.	Name of Reporting Person: Telcom Ventures, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: Not applicable

		6.	Shared Voting Power: 7,163,961 shares of Class A Common Stock*

		7.	Sole Dispositive Power: Not applicable

		8.	Shared Dispositive Power: 7,163,961 shares of Class A Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,163,961 shares of Class A Common Stock*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.2%**

12.	Type of Reporting Person: CO

* Includes 6,318,874 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 82.3% of the combined voting power of the Class A and Class B Common Stock.

13G
CUSIP No. 501810 10 5

1.	Name of Reporting Person: RF Investors, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: Not applicable

		6.	Shared Voting Power: 6,318,874 shares of Class A Common Stock*

		7.	Sole Dispositive Power: Not applicable

		8.	Shared Dispositive Power: 6,318,874 shares of Class A Common Stock*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,318,874 shares of Class A Common Stock*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 30.2%**

12.	Type of Reporting Person: CO

* Consists entirely of shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 81.2% of the combined voting power of the Class A and Class B Common Stock.

13G

Item 1.
	(a)	Name of Issuer:
LCC International, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
7925 Jones Branch Drive McLean, Virginia 22102

Item 2.
	(a)	Name of Persons Filing:
Rajendra Singh
Neera Singh
Cherrywood Holdings, Inc.
Telcom Ventures, L.L.C.
RF Investors, L.L.C.

Rajendra and Neera Singh are husband and wife. Cherrywood Holdings, Inc., Telcom Ventures L.L.C. and RF Investors, L.L.C. are controlled by Rajendra and Neera Singh.
	(b)	Address of Principal Business Office or, if none, Residence:
Same address for each filing person: 7925 Jones Branch Drive Suite 6300 McLean, Virginia 22102
	(c)	Citizenship:
Rajendra Singh - United States
Neera Singh - United States
Cherrywood Holdings, Inc. - a Kansas corporation
Telcom Ventures, L.L.C. - a Delaware limited liability company
RF Investors, L.L.C. - a Delaware limited liability company
	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number:
501810 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
As of December 31, 2002:
(a) Amount beneficially owned:
Rajendra and Neera Singh beneficially own in the aggregate 7,493,961 shares of Class A Common Stock. These shares consist of (i) 40,000 shares of Class A Common Stock held by Rajendra and Neera Singh, (ii) 845,087 shares of Class A Common Stock held by Telcom Ventures, L.L.C., (iii) 40,000 shares of Class A Common Stock that may be acquired within 60 days pursuant to options granted to Rajendra and Neera Singh under the Issuer’s Employee Stock Option Plan, (iv) 6,318,874 shares of Class B Common Stock of the Issuer held by RF Investors, L.L.C., which may be converted into an equal number of shares of Class A Common Stock within 60 days, and (v) 250,000 shares of Class B Common Stock which may be acquired within 60 days pursuant to options granted to Rajendra and Neera Singh under the Issuer’s Director Stock Option Plan, and which shares of Class B Common Stock may be converted into an equal number of shares of Class A Common Stock within 60 days.
Cherrywood Holdings, Inc., through its control of Telcom Ventures L.L.C., also beneficially owns the 845,087 shares of Class A Common Stock held by Telcom Ventures, L.L.C. and the 6,318,874 shares of Class B Common Stock held by RF Investors, L.L.C. Telcom Ventures, L.L.C., through its control of RF Investors, L.L.C., also beneficially owns the 6,318,874 shares of Class B Common Stock held by RF Investors, L.L.C.
Rajendra and Neera Singh and certain Singh Child Family Trusts own all of the outstanding capital stock of Cherrywood Holdings, Inc., and Cherrywood Holdings, Inc. owns 75% of the equity interests of Telcom Ventures, L.L.C. Telcom Ventures L.L.C., in turn, owns 99.248% of the equity interests of RF Investors, L.L.C. The remaining 0.752% of the equity interests of RF Investors, L.L.C. are held by Cherrywood Holdings, Inc.
Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. The Class B Common Stock votes together with the Class A Common Stock on all matters presented for shareholder vote. Accordingly, Rajendra Singh and Neera Singh, through their control of Cherrywood Holdings, Inc., Telcom Ventures, L.L.C., and RF Investors, L.L.C., have 82.9% of the combined voting power of the Issuer’s Class A and Class B Common Stock.
(b) Percent of class of Class A Common Stock:
Rajendra and Neera Singh beneficially own in the aggregate 35.3% of Class A Common Stock, which includes the 34.2% of the Class A Common Stock beneficially owned by Cherrywood Holdings, Inc. and Telcom Ventures, L.L.C., and the 30.2% of the Class A Common Stock beneficially owned by RF Investors, L.L.C.
See Item 4(a) regarding Class B Common Stock ownership.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Not applicable
(ii) Shared power to vote or to direct the vote:
Rajendra and Neera Singh share the power to vote 7,493,961 shares of Class A Common Stock, which includes (i) the 7,163,961 shares of Class A Common Stock beneficially owned by Cherrywood Holdings, Inc. and Telcom Ventures, L.L.C., and (ii) the 6,318,874 shares of Class A Common Stock beneficially owned by RF Investors, L.L.C. that may be acquired upon the conversion of an equal number of shares of Class B Common Stock.
See Item 4(a) regarding Class B Common Stock ownership.
(iii) Sole power to dispose or to direct the disposition of:
Not applicable
(iv) Shared power to dispose or to direct the disposition of:
Rajendra Singh share the power to dispose 7,493,961 shares of Class A Common Stock, which includes (i) the 7,163,961 shares of Class A Common Stock beneficially owned by Cherrywood Holdings, Inc. and Telcom Ventures, L.L.C., and (ii) the 6,318,874 shares of Class A Common Stock beneficially owned by RF Investors, L.L.C. that may be acquired upon the conversion of an equal number of shares of Class B Common Stock.
See Item 4(a) regarding Class B Common Stock ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Except as set forth in this Schedule 13G/A, no person owns more than 5% on behalf of another person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

Company Name(s):

RAJENDRA SINGH

By:	/s/ Rajendra Singh
Name:	Rajendra Singh

NEERA SINGH

By:	/s/ Neera Singh
Name:	Neera Singh

CHEERYWOOD HOLDINGS, INC.

By:	/s/ Rajendra Singh
Name:	Rajendra Singh
Title:	President

TELCOM VENTURES, L.L.C.

By:	/s/ Rajendra Singh
Name:	Rajendra Singh
Title:	President

RF INVESTORS,L.L.C.

By:	/s/ Hal B. Perkins
Name:	Hal B. Perkins
Title:	General Counsel